UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29187/March 24, 2010

_____

In the Matter of   :
                                             :
FORTRESS REGISTERED INVESTMENT TRUST   :
1345 Avenue of the Americas   :
46th Floor   :
New York, NY 10105   :
                                             :
(811-9751)   :
                                             :
_____   :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Fortress Registered Investment Trust filed an application on
January 7, 2010, and amended on February 23, 2010, requesting an
order under section 8(f) of the Act declaring that it has ceased
to be an investment company.

On February 26, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29161). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                        Florence E. Harmon
                                         Deputy Secretary